Filed Pursuant to Rule 433
Registration Statement No. 333-133251
June 19, 2007
FINAL TERM SHEET
TELEFÓNICA EMISIONES, S.A.U.
$750,000,000 LONG FIVE-YEAR FIXED RATE SENIOR NOTES DUE 2013
This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated June 19, 2007 and the Prospectus dated
April 12, 2006 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.
Guarantor:	Telefónica, S.A.
Ratings:	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)
Principal Amount:	$750,000,000
Security Type:	Senior Notes
Form of Issuance:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	July 2, 2007
Maturity Date:	February 4, 2013
CUSIP/ISIN:	87938W AF0 / US87938WAF05
Coupon:	5.855%
Benchmark Treasury:	T 4.750% due May 31, 2012
Spread to Benchmark:	0.86%
Treasury Strike:	98-30 1/4 4.993%
Re-offer Yield:	5.853%
Interest Payment Dates:	February 4 and August 4 of each year, commencing on February 4, 2008 (long first coupon)
First Interest Payment Date:	February 4, 2008
Day Count Convention/ Business Day Convention:	30/360; Following, Unadjusted
Redemption Provisions:
Tax call:	Optional redemption for taxation reasons, on February 4, 2008 and each
Interest Payment Date thereafter at 100% of principal and accrued interest
Make-whole call:	Optional redemption, at any time, at the greater of (x) 100% of principal and accrued interest and (y) sum of the present values of the remaining payments of principal and interest discounted at a discount rate of Treasury plus 15 basis points
Listing call:	Optional redemption, if Notes are not listed on an OECD exchange 45 days prior to first Interest Payment Date at 100% of principal and accrued interest
Taxation:	Exemption from Spanish withholding tax applies subject to compliance with Beneficial Owner identification procedures and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Minimum Initial Purchase Amount:	$75,000
Listing:	New York Stock Exchange
Other Information:	IFRS ratio of earnings to fixed charges for the three months ended March 31, 2007: 2.2
Underwriters:	Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (joint bookrunning lead managers)
Other underwriters:	Banco Bilbao Vizcaya Argentaria, S.A., Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc., Santander Investment Securities Inc.
The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Deutsche Bank Securities Inc. by calling 1-800-503-4611, from, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-866-500-5408 and from Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.